UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

CaesarStone Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
 (Title of Class of Securities)

M20598104
(CUSIP Number)

December 31, 2019
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M20598104	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 0 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 0 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

CUSIP No. M20598104	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 0 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 0 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

CUSIP No. M20598104	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Phoenix Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,893,810 (*)(**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,893,810 (*)(**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,810 (*)(**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.51% (**) (***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This amount of Ordinary Shares includes 3,377 stock options exercisable into Ordinary Shares.

(**) The beneficial ownership of the securities reported herein is described in Item 4(a).

(***) Based on 34,395,170 Ordinary Shares outstanding as of August 20, 2019 (as reported by the Issuer in Exhibit 99.1 to its form 6-K filed with the Securities and Exchange Commission on August 22, 2019).

Item 1. (a)               Name of Issuer:

CaesarStone Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Item 2. (a)	Name of Person Filing:

1. Itshak Sharon (Tshuva)

2. Delek Group Ltd.

3. The Phoenix Holdings Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”).   The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

As of November 3, 2019, the Phoenix Holdings Ltd. is no longer controlled by Delek Group Ltd.

(b)	Address of Principal Business Office:

The address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban blvd, P.O.B. 2054, Herzliya, 4612001, Israel.

The address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(c)	Citizenship:

1. Itshak Sharon (Tshuva) - Israel

2. Delek Group Ltd. - Israel

3. The Phoenix Holdings Ltd. - Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.04 per share

(e)	CUSIP Number:

M20598104

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement, and each of Filing Persons and Subsidiaries disclaims beneficial ownership of any such Ordinary Shares.

As of December 31, 2019, the securities reported herein were held as follows:

	Ordinary Shares		Percentage of total Ordinary Shares outstanding
Excellence "nostro" accounts	--		--
Excellence provident funds	--		--
Excellence trust funds	--		--
Excellence ETF's	--		--
The Phoenix "nostro" accounts	2,288	(2)	0.01%
The Phoenix pension	--		--
Linked insurance policies of Phoenix	--		--
Partnership for Israeli shares (1)	1,891,522	(3)	5.50%
Partnership for investing in shares indexes (1)	--		--
Partnership for international shares (1)	--		--

(1)
All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.

(2)	This amount of Ordinary Shares includes 2,264 stock options exercisable into Ordinary Shares.
(3)	This amount of Ordinary Shares includes 1,113 stock options exercisable into Ordinary Shares.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

As of November 3, 2019, Delek Group Ltd. and Itshak Sharon (Tshuva) have ceased to be beneficial owners of more than 5 percent of the class of securities (for more information see Item 2 above).

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2020

Itshak Sharon (Tshuva) /s/ Itshak Sharon (Tshuva) _________________________ By: Itshak Sharon (Tshuva)

Delek Group Ltd. /s/ Leora Pratt Levin _________________________ By: Leora Pratt Levin* Title: V.P. Legal Affairs

/s/ Gabi Last _________________________ By: Gabi Last* Title: Chairman

The Phoenix Holdings Ltd. /s/ Eli Schwartz __________________________ By: Eli Schwartz** Title: Executive Vice President - Chief Financial Officer

/s/ Menachem Neeman __________________________ By: Menachem Neeman** Title: Executive Vice President - Chief Legal Counsel and Corporate Secretary

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 2 to this Schedule 13G.

** Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 3 to this Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of March 14, 2018 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on March 14, 2018).

Exhibit 2	Notice of resolution of the Board of Directors of Delek Group Ltd., dated as of February 7, 2018 (incorporated herein by reference to Exhibit 2 to the Schedule 13G filed on February 14, 2019).

Exhibit 3	Notice of resolution of the Board of Directors of the Phoenix Holdings Ltd., dated as of December 12, 2019.